Mitsubishi Corporation Withdraws From Proposed Participation in the Rooipoort and Mapochsgronde Platinum Projects in South Africa

Toronto, Ontario – July 1, 2009: Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) announces that Mitsubishi Corporation  has indicated it does not wish to extend the Agreement relating to a proposed participation by Mitsubishi in the Rooipoort and Mapochsgronde platinum exploration projects (“the Projects”) in South Africa.  Accordingly, the Agreement terminated June 30, 2009 and Mitsubishi will not provide the envisaged exploration funding for the Projects.  The Rooipoort and Mapochsgronde properties will continue to remain 100% owned by Caledonia.

Mitsubishi concluded that the conditions precedent relating to security of tenure of the prospecting rights held by Caledonia and its subsidiaries due to the Broad Based Black Economic Empowerment (“empowerment”) requirements imposed by the South Africa Department of Minerals (‘DM”) do not meet their requirements.  The DM’s requirement that empowerment must be introduced at the exploration stage is not currently required under South Africa law and, accordingly, was not envisaged at this stage in the Agreement.

Caledonia will explore and evaluate other strategic options in respect of the Projects.

Caledonia expects to release its results for the half year to June 30, 2009 on or about August 14.  A management conference call will be arranged shortly thereafter for a time and date to be advised.

For more information, please visit: www.caledoniamining.com or contact:

Mark Learmonth VP Corporate Development and Investor Relations Caledonia Mining Corporation Tel: +27 11 447 2499 Email: marklearmonth@caledoniamining.com	Alex Buck BuckBias Tel: +44 7932 740 452	Martin Eales RBC Capital Markets Tel: +44 20 7029 7881